

March 29, 2024

Avraham Dreyfuss
Chief Financial Officer
Fortress Net Lease REIT
1345 Avenue of the Americas
New York, NY 10105

> **Re: Fortress Net Lease REIT**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed March 13, 2024**
> **File No. 000-56632**

Dear Avraham Dreyfuss:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-12G filed March 13, 2024

General

1. Please revise the disclosure in your NAV template to include the following:
   - a quantitative illustration of sensitivity based on one or more key assumptions changing;
   - a comparative breakdown for any prior valuations; and
   - historical NAV calculations.

Item 1. Business, page 8

2. We note that your principal business involves single-tenant commercial real estate properties subject to long-term net leases with investment grade and other creditworthy tenants or guarantors. Please discuss how you evaluate creditworthiness.

Item 1A. Risk Factors
We may not be able to obtain the necessary permits and licenses to invest in certain properties., page 67

3. We note your revised disclosure in response to prior comment 5. As it appears that the company believes there is ambiguity on whether certain permits or licenses are required, please provide risk factor disclosure on the risks of the company being deemed to be operating without required licenses or permits.

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
2023 Highlights (Results of Operations), page 98

4. We note that you disclose an annualized distribution rate. Please advise us why it is appropriate to report this figure, as it appears that you have only paid monthly distributions since November 2023 and not for two full fiscal quarters.

Item 3. Properties, page 106

5. We note that the company acquired two industrial properties on February 29, 2024. For each property, disclose the location, purchase price, annual escalation, and lease terms, or advise us why this information is not material to investors. Also revise to address the material terms of the property acquired on January 29, 2024.

Consolidated Statement of Operations, page F-3

6. We note your response to prior comment 9. Rule 3-02(a) of Regulation S-X requires a registrant that is an emerging growth company provide audited financial statements of comprehensive income and cash flows for each of the two fiscal years preceding the date of the most recent audited balance sheet (or such shorter period as the registrant has been in existence). Therefore, we believe it is more appropriate to present audited financial statements for a period beginning on January 24, 2023. Please revise as necessary.

7. We note your response to prior comment 10, in which you state that you computed weighted average shares outstanding over a period beginning on November 1, 2023, the initial date you issued common shares, through December 31, 2023. Please revise to compute the number of weighted-average number of common shares in accordance with the definition found in ASC 260-10-20. Refer to ASC 260-10-55-40 for additional computational guidance.

Notes to Consolidated Financial Statements
Note 6. Leases, page F-13

8. We note your response to prior comment 13. To better understand why you believe the $66.4 million property asset under triple net lease with one tenant is not effectively a significant individual concentration of total assets as of December 31, 2023, please

address the following:

- In your calculation of significance inclusive of committed future $183.5 million development spending, tell us how you factored in that portion of this total development dollar commitment to be capitalized and added to the existing $66.4 million cost basis of the property. Please provide your revised calculation.

- Please tell us how you evaluated the credit risks associated with this tenant in assessing collectability of future rentals due under this lease, and to whether this included a related review of the tenant's current financial statements.

- Please discuss the expected funding source for the amount of development spending anticipated for the property, including the extent to which this will include cash rentals to be received from the tenant.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ross M. Leff, P.C.